Filed pursuant to Rule 433 Registration No. 333-285515 Issuer Free Writing Prospectus dated August 5, 2026

Powering the AI Data Center Buildout August 5 th , 2026 1 A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada . The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+ . An automatic shelf registration statement (including a base shelf prospectus) has been filed with the U . S . Securities and Exchange Commission (the “SEC”) . Before you invest, you should read the prospectus in that registration statement and any other documents Celestica has filed with the SEC for more complete information about Celestica . Any offering of these securities will be made only by means of a written prospectus supplement . You may get these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, copies of any of the documents may be obtained, without charge, if you request them in Canada from Merrill Lynch Canada Inc . , 181 Bay Street - Suite 400 , Toronto, Ontario M 5 J 2 V 8 ; Citigroup Global Markets Canada Inc . , c/o : Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (+ 1 - 800 - 831 - 9146 ) ; Kosta Galan is, Kosta . Galanis@tdsecurities . com (+ 1 - 416 - 873 - 9841 ) or in the United States by contacting BofA Securities, NC 1 - 022 - 02 - 25 , 201 North Tryon Street, Charlotte, NC 28255 - 0001 (Attention : Prospectus Department) ; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (+ 1 - 800 - 831 - 9146 ) ; Ryan Parrish, ryan . parrish@tdsecurities . com (+ 1 - 646 - 562 - 1634 ) . This document does not provide full disclosure of all material facts relating to the securities offered. Investors should rea d t he base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of tho se facts, especially risk factors relating to the securities offered, before making an investment decision.

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements, including, without limitation, those related to: strengthening demand in our businesses and demand environment and customer forecasts, including statements in the slides titled "Celestica is a Leader in Enabling the AI Infrastructure Buildout" and "The AI Infrastructure Spend Supercycle", and including statements with respect to timelines referenced therein, developments related to new customer or program wins, timing of production ramps, anticipated economic conditions, industry and market trends and projections, underlying market growth rates, customer demand, prospects and opportunities, and strategic initiatives. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "continues," "projects," "target," "outlook," "goal," "guidance," "potential," "possible," "contemplate," "seek," or similar expressions, or may employ such future or conditional verbs as "may," "might," "will," "could," "should," or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management's current expectations and plans relating to the future. Forward-looking statements reflect our current estimates, beliefs and assumptions, which are based on management's perception of historic trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances, including certain assumptions about: revenue and adjusted EPS growth in 2026 and 2027 (including continued strengthening of customer demand, close alignment with key customers on demand planning, sustained improvements in demand visibility, and continued strengthening of adjusted operating margins); accelerating growth from our customer base, including our CCS customer base; demand levels across our businesses, including continued growth in demand from data center customers in 2026 and 2027; programs and production ramps occurring and progressing as anticipated in line with expected timelines, specifications, qualification requirements and production schedules, customer decisions, design changes, silicon and component availability, qualification outcomes, deployment timelines and priorities, constraints affecting data center development, construction, equipping or operation, and other technical, commercial, regulatory or supply-chain factors, and our expected role in such programs, including our 800G and 1.6T networking, and AI/machine learning compute programs with data center customers; technology upgrade cycles; our ability to retain programs and customers; continuing operating leverage and improving mix; the impact of anticipated market conditions on our businesses; the reliability of third party market forecasts and customer indications of future demands and roadmaps, including with respect to data center infrastructure; continued advancement and commercialization of AI technologies and cloud computing; supporting sustained high levels of capital expenditure investments by leading hyperscaler, AI, and data center customers; our ability to develop new capabilities; scaling of our operations to meet the anticipated growth in customer demand; the successful recruitment and retention of skilled talent; capital investments proceeding as anticipated, including timely completion of construction and operationalization of assets, securing required materials, utilities, and equipment for our expansion plans; our ability to secure adequate component and material supply; alignment of our capacity with our business demands; the economy; our customers; our suppliers; tax and interest rates; no material changes to tariffs, trade restrictions, customs administration, or related refund or recovery processes, including developments relating to duties imposed under the International Emergency Economic Powers Act of 1977 and any replacement, continuing or retaliatory tariff measures, compared to what are in effect as of August 04, 2026; that our customers will retain liability for and we will continue to be able to recover substantially all costs from customers relating to product/component tariffs and countermeasures; no material changes in business activities resulting from current macroeconomic trends and uncertainties, including evolving global tariffs, trade negotiations, and geopolitical conflicts; our ability to achieve our strategic goals; the availability of cash from operations to fund planned capital investments; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding common shares under our current normal course issuer bid; as well as other market, financial and operational assumptions. Readers are cautioned that such information may not be appropriate for other purposes. Readers should not place undue reliance on such forward-looking information.

Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: changing customer capacity roadmaps for 2026 and beyond; realization of the long-term demand outlook; customer and segment concentration; reduction in customer revenue; erosion in customer market competitiveness; changes in revenue mix and margins; uncertain market, industry, political and economic conditions; customer requests to transfer manufacturing of products from one facility to another; changes to policies or legislation; operational challenges (including inventory management, supply chain constraints, and materials or supply shortages); volatility in energy and commodity prices; program ramps not progressing as anticipated; the cyclical nature and/or volatility of certain of our businesses; talent management and inefficient employee utilization, including recruiting, training and retaining sufficient qualified personnel in required jurisdictions and within required timeframes; our expansion plans or consolidation of our operations; planned capital expenditures to support anticipated growth in customer demand; competition risk from evolving AI technologies, including lower-cost/open-source AI models; energy, power and water constraints in the data center ecosystem; cash flow, revenue, and operating results; tax and interest rates variability; technology and IT disruption; increasing legal, tax and regulatory complexity and uncertainty (including in relation to our or our customers' businesses); integrating and achieving the anticipated benefits from acquisitions; and the potential adverse impacts of events outside of our control.

For more exhaustive information on the foregoing and other material risks, uncertainties and assumptions readers should refer to our public filings at www.sedarplus.ca and www.sec.gov, including in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with, or furnished to, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, as applicable.

Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

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Non-GAAP Financial Measures

In addition to disclosing detailed operating results in accordance with Generally Accepted Accounting Principles (GAAP), this presentation refers to non-GAAP financial measures (including ratios) to consider in evaluating the Company's operating performance. Management uses adjusted net earnings and other non-GAAP financial measures to assess operating performance, financial leverage and the effective use and allocation of resources; to provide more normalized period-to-period comparisons of operating results; to enhance investors' understanding of the core operating results of Celestica's business; and to set management incentive targets. We believe investors use both GAAP and non-GAAP financial measures to assess management's decisions associated with our priorities and capital allocation, as well as to analyze how our business operates in, or responds to, macroeconomic trends or other events that impact our core operations.

Non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other public companies that report under GAAP and use non-GAAP financial measures to describe similar operating metrics. Non-GAAP financial measures are not measures of performance under GAAP and should not be considered in isolation or as a substitute for any GAAP financial measure.

Non-GAAP adjusted EPS, non-GAAP free cash flow, non-GAAP adjusted ROIC, non-GAAP adjusted effective tax rate, non-GAAP adjusted operating margin, non-GAAP adjusted net earnings, non-GAAP operating earnings, non-GAAP adjusted EBITDA, non-GAAP gross profit, non-GAAP SG&A, non-GAAP adjusted trailing twelve month debt leverage ratio and adjusted operating earnings are non-GAAP financial measures or non-GAAP ratios. See “Non-GAAP Financial Measures” in our Annual Report on 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q, including management's discussion and analysis of financial condition and results of operations included therein, respectively, for the definitions and uses of each non-GAAP financial measure, and the Appendix to this presentation for reconciliations of each non-GAAP financial measure to the most directly comparable measure calculated in accordance with GAAP (available at www.sedarplus.ca and www.sec.gov), and the section entitled "Non-GAAP Financial Measures" in the Company's Fourth Quarter 2024 Financial Results Presentation for non-GAAP financial measures for the year ended December 31, 2022 (available at celestica.com). Each of these reconciliations is incorporated by reference herein.

Market and Industry Data
Market data and industry information used in this presentation are based on management's knowledge of the industry and the good faith estimates of management. Management also relied, to the extent available, upon management's review of independent industry surveys and publications and other publicly available information prepared by a number of third-party sources. Any market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information. While we believe such information included in this presentation are generally reliable, such information, which is derived in part from management's estimates and beliefs, is inherently uncertain and imprecise. No representations or warranties are made by the Company as to the accuracy of any such statements.

Currency
Unless otherwise specified, all references to dollars in this presentation are to U.S. dollars.

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Transaction Overview & Active Participants • Celestica Inc. (NYSE / TSX: CLS) Issuer • Equity Follow - On Offering Type • $3.00bn with 15% Overallotment Option Proposed Offering Size • 100% Primary Share Composition • Working capital, investments in capital expenditures, and general corporate purposes Use of Proceeds • August 5, 2026 Pricing Date • August 7, 2026 Settlement Date • BofA Securities and Citi are acting as Joint - Lead Bookrunners (in alphabetical order ) and TD Securities Inc. is acting as Bookrunner for the offering 4

BUSINESS OVERVIEW Celestica is Accelerating Market Advancements With Our Leading Technology Platform Solutions WHO WE ARE Celestica is a leading global technology platform solutions company WHAT WE DO We leverage our vertically integrated capabilities to provide customized solutions that enable customers to deploy leading technologies OUR GOAL To lead and accelerate market advancements in our focus technologies by proactively investing in next generation product roadmaps and capabilities 5

BUSINESS MOMENTUM

Celestica's Transformational Journey


Beginning of transformation journey
2018
Increased investment in engineering capabilities
Exited $1B+ low margin business
2019
Introduced 400G switch
2020
Surpassed $1B in revenue with Hyperscalers
2021
Achieved leading market share in 400G switch
2022
2023
Awarded first 1.6T switching program
Introduced first 800G switch and established leading market share
2024
Awarded first rack-scale AI/ML Compute HPS program
2025
Collaboration with AMD on 1.6T Scale-Up switch for Helios
Awarded landmark 1.6T CPO program with Hyperscaler
2026

Today

Technology platform solutions provider

Recognized leadership in advanced platform design for AI data centers

High growth portfolio with expanding margins

Recognized market leadership in Ethernet networking and custom ASIC AI compute

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Trusted Hyperscaler JDM Partner Operational Execution Design - for - Manufacturability at Scale Customization for Optimization Core Competencies Deliver Critical Value to our Customers Multi - generational relationships with leading hyperscalers Leadership in custom networking and AI custom ASIC compute Translate design, to NPI, to mass production deployment Fosters trust from our customers on their most complex programs and technologies CORE COMPETENCIES 7

THE BUSINESS · TWO ENGINES Celestica is a Leader in Enabling the AI Infrastructure Buildout CCS · The Growth Engine Design - led Hardware Platform Solutions (HPS) Aerospace & Defense Industrial & Smart Energy HealthTech Capital Equipment Strong Margins · Diversification · Stability Note: See “Cautionary Note Regarding Forward - Looking Statements”. Ethernet Data Center Networking AI Server Storage Communications Enterprise ATS · Long Life - Cycle & Diversified 8

GROWTH TAILWINDS

The AI Infrastructure Spend Supercycle

LONG-TERM DEMAND OUTLOOK[1]

1. Growing demand for AI-related data center infrastructure remains incredibly strong and durable over multi-year period

2. Customer visibility extending, supported by planned ramps of new large-scale programs into 2027 and beyond

3. Robust pipeline of opportunities with existing and new customers across AI Compute and Networking

INDICATORS ACROSS CELESTICA'S MARKETS

- **$3.1T** Data center IT capex by 2030
- **$163B** 400G+ Ethernet switch TAM by 2030
- **>4x** Custom AI ASIC TAM from 2026 - 2030
- **65% CAGR** 800G+ Ethernet Switch from 2026 - 2030

Sources: Dell'Oro Group and 650 Group; figures approximate.
1) See "Cautionary Note Regarding Forward-Looking Statements".

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BUSINESS SNAPSHOT

Our Business Today

Non-GAAP Adjusted Metric[1] | GAAP Metric

$15.6B

+47% YTY

LTM Revenue

7.9% | 8.8%

+90 bps YTY | +180 bps YTY

LTM Non-GAAP Adjusted Operating Margin | LTM GAAP Earnings from Operations Margin

$8.16 | $9.62

+73% YTY | +110% YTY

LTM Non-GAAP Adjusted EPS | LTM GAAP EPS

$530M | $1.1B

+37% YTY | +108% YTY

LTM Non-GAAP Free Cash Flow | LTM GAAP Cash Provided by Operations

LTM Revenue by Segment ($B)


Connectivity & Cloud Solutions (CCS)
$12.3
Advanced Technology Solutions (ATS)
$3.3
Hardware Platform Solutions (HPS)
$6.4B Revenue; +66% YTY

Note: LTM (Last Twelve Months) Revenue as of Q2'26.
Source: Celestica public disclosures.
1) See "Non-GAAP Financial Measures". Also see the Appendix for definitions and uses of non-GAAP financial measures (including ratios based on non-GAAP financial measures) set forth in the table and a reconciliation of these non-GAAP financial measures (or, in the case of ratios, the non-GAAP financial measure used in calculating such ratios) to the most directly comparable GAAP financial measures.

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Earnings Highlights 1 1) See “Non - GAAP Financial Measures”. Also see the Appendix for definitions and uses of non - GAAP financial measures (including r atios based on non - GAAP financial measures) set forth in the table and a reconciliation of these non - GAAP financial measures (or, in the case of ratios, the non - GAAP financial measure used in calculating such ratios) to the most directly compar able GAAP financial measures. RESULTS SNAPSHOT YTY Q2 2026 Q2 2025 +62% $4.70B $2.89B Revenue +40 bps 9.8% 9.4% GAAP Earnings from Operations as a % of Revenue +74% $3.17 $1.82 GAAP EPS +80 bps 8.2% 7.4% Adjusted Operating Margin (Non - GAAP) 1 +83% $2.54 $1.39 Adjusted EPS (Non - GAAP) 1 11

EPS ($) EXECUTION CREDIBILITY A Fundamentally Different Celestica Note: LTM Revenue as of Q2’26. Source: Celestica public disclosures. 1) See “Non - GAAP Financial Measures”. Also see the Appendix for definitions and uses of non - GAAP financial measures (including ratios based on non - GAAP financial measures) set forth in the table and a reconciliation of these non - GAAP financial measures (or, in the case of ratios, the non - GAAP financial measure used in calculating such ratios) to the most directly compar able GAAP financial measures. Revenue ($B) Operating Margin (%) +55% CAGR 2 4.0% 8.8% 4.9% 7.9% 2022 LTM Non - GAAP Adjusted EPS 1 GAAP EPS 12 $7.3 $15.6 2022 LTM Non - GAAP Adjusted Operating Margin 1 GAAP Earnings from Operations Margin

$211 $1,144 $102 $530 2022 LTM Gross CapEx ($M) EXECUTION CREDIBILITY Investing to Support Future Growth The discipline behind the raise - transformed since 2022, and still accelerating. ROIC 2 (%) Non - GAAP Adjusted ROIC 1 GAAP ROIC Free Cash Flow ($M) Non - GAAP Free Cash Flow 1 GAAP Cash Provided by Operations Note: LTM Revenue as of Q2’26. Source: Celestica public disclosures. 1) See “Non - GAAP Financial Measures”. Also see the Appendix for definitions and uses of non - GAAP financial measures (including ratios based on non - GAAP financial measures) set forth in the table and a reconciliation of these non - GAAP financial measures (or, in the case of ratios, the non - GAAP financial measure used in calculating such ratios) to the most directly compar able GAAP financial measures. 2) We use a five - point average to calculate average net invested capital for the 12 - month period. For LTM as of Q2’26, we use the average of net invested capital as of Jun 30, 2026, Mar 31, 2026, Dec 31, 2025, Sep 30, 2025, an d Jun 30, 2025. $109 $625 2022 LTM 13

Balanced Approach to Funding Growth 1) Net Debt calculated as Gross Debt minus Cash and Cash Equivalents 2) Total liquidity is defined as cash and cash equivalents as of June 30, 2026, plus the total availability under Celestica’s Re volver following the amendment to our credit agreement, as previously announced on April 27, 2026. KEY FINANCIAL & LEVERAGE METRICS - Q2’26 $536M Cash & Cash Equivalents $740M Gross Debt $204M Net Debt 1 0.5x GAAP TTM Debt Leverage Ratio >$2B Total Liquidity 2 2031 Nearest Debt Maturity WHY EQUITY Preserving low leverage and ample liquidity Managing balance sheet with investment grade discipline Provides permanent capital to fund and de - risk long - term growth Increasing visibility and confidence in multi - year growth cycle WHY EQUITY 14

15 Leadership in Fast - Growing, High - Complexity Technologies Execution Track Record Multi - Year Demand Visibility to AI Data Center Investment Supercycle Compounding Financial Growth and disciplined Capital Management Why Celestica Investing to maintain technology and operational leadership 1 2 3 4 5 INVESTMENT THESIS The investment case for the proposed offering - leadership, differentiation, execution credibility and demand visibility

Appendix

GAAP to non - GAAP Reconciliation 1 1) See “Non - GAAP Financial Measures”. 2) Excluding ordinary course letters of credit. 17 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 LTM Q2'25 LTM Q2'26 FY 2022 Revenue 2,499.5$ 2,545.7$ 2,648.6$ 2,893.4$ 3,194.0$ 3,654.9$ 4,047.0$ 4,698.6$ 10,587.2$ 15,594.5$ 7,250.0$ Net earnings 89.5 151.7 86.2 211.0 267.8 267.5 212.3 368.8 538.4 1,116.4 180.1 Earnings per share - diluted 0.75$ 1.29$ 0.74$ 1.82$ 2.31$ 2.31$ 1.83$ 3.17$ 4.59$ 9.62$ 1.46$ W.A. # of shares (in millions), on a basic basis 118.2 116.3 115.9 115.1 115.0 115.0 114.9 115.0 116.4 115.0 123.5 W.A. # of shares (in millions), on a diluted basis 118.9 117.3 116.9 115.9 115.9 115.9 115.7 116.2 117.3 116.0 123.6 Actual # of shares o/s (in millions) as of period end 116.4 116.1 115.6 115.0 115.0 114.9 115.0 115.0 115.0 115.0 121.6 GAAP Earnings from operations 138.0$ 202.6$ 128.8$ 272.5$ 325.0$ 314.4$ 272.1$ 458.3$ 741.9$ 1,369.8$ 289.3$ As a percentage of revenue 5.5% 8.0% 4.9% 9.4% 10.2% 8.6% 6.7% 9.8% 7.0% 8.8% 4.0% Restructuring and other charges (recoveries) 1.0 2.1 3.9 14.5 4.9 6.4 (4.4) 2.9 21.5 9.8 6.7 Employee SBC expense 12.7 10.1 26.0 15.2 15.6 13.0 30.5 19.3 64.0 78.4 51.0 TRS FVAs 7.7 (51.5) 19.1 (97.4) (113.3) (61.4) 17.0 (104.1) (122.1) (261.8) - FCC Transitional ADJ (0.5) 0.4 - - - - - - (0.1) - (26.1) Amortization of intangible assets (excluding computer software) 9.9 9.9 10.0 9.9 10.0 9.9 10.0 9.9 39.7 39.8 37.0 Non-GAAP adjusted EBIAT 168.8$ 173.6$ 187.8$ 214.7$ 242.2$ 282.3$ 325.2$ 386.3$ 744.9$ 1,236.0$ 357.9$ Non-GAAP adjusted operating margin 6.8% 6.8% 7.1% 7.4% 7.6% 7.7% 8.0% 8.2% 7.0% 7.9% 4.9% Non-GAAP adjusted EBIAT 168.8 173.6 187.8 214.7 242.2 282.3 325.2 386.3 744.9 1,236.0 357.9 Depreciation expense - finance leases 1.9 2.0 2.1 2.0 2.1 2.1 2.1 2.7 8.0 9.0 6.6 Depreciation expense - property, plant and equipment, software 27.5 28.1 25.3 33.4 28.2 40.7 27.5 31.4 114.3 127.8 72.3 Non-GAAP adjusted EBITDA 198.2$ 203.7$ 215.2$ 250.1$ 272.5$ 325.1$ 354.8$ 420.4$ 867.2$ 1,372.8$ 436.8$ As a percentage of revenue 7.9% 8.0% 8.1% 8.6% 8.5% 8.9% 8.8% 8.9% 8.2% 8.8% 6.0% Borrowings under the Revolver 2 90.0$ -$ -$ -$ -$ Borrowings under the Term Loans 732.5 728.1 723.7 719.3 740.0 Gross Debt 822.5$ 728.1$ 723.7$ 719.3$ 740.0$ TTM earnings from operations 741.9$ 928.9$ 1,040.7$ 1,184.0$ 1,369.8$ Gross debt to TTM earnings from operations (GAAP TTM debt leverage ratio) 1.1x 0.8x 0.7x 0.6x 0.5x Non-GAAP adjusted TTM EBITDA 867.2$ 941.5$ 1,062.9$ 1,202.5$ 1,372.8$ Gross debt to non-GAAP adjusted TTM EBITDA (non-GAAP adjusted TTM debt leverage ratio) 0.9x 0.8x 0.7x 0.6x 0.5x GAAP Non-GAAP operating earnings (adjusted EBIAT) and non-GAAP adjusted EBITDA Non-GAAP Adjusted Trailing Twelve Month (TTM) Debt Leverage Ratio Reconciliation

GAAP to non-GAAP Reconciliation…continued[1]

		Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026	LTM Q2'25	LTM Q2'26	FY 2022
Non-GAAP adjusted net earnings and non-GAAP adjusted EPS	GAAP Net earnings	$ 89.5	$ 151.7	$ 86.2	$ 211.0	$ 267.8	$ 267.5	$ 212.3	$ 368.8	$ 538.4	$ 1,116.4	$ 180.1
	As a percentage of revenue	3.6%	6.0%	3.3%	7.3%	8.4%	7.3%	5.2%	7.8%	5.1%	7.2%	2.5%
	Employee SBC expense	12.7	10.1	26.0	15.2	15.6	13.0	30.5	19.3	64.0	78.4	51.0
	Amortization of intangible assets (excluding computer software)	9.9	9.9	10.0	9.9	10.0	9.9	10.0	9.9	39.7	39.8	37.0
	Restructuring and other charges (recoveries)	1.0	2.1	3.9	14.5	4.9	6.4	(4.4)	2.9	21.5	9.8	6.7
	IRS Transitional ADJ	-	-	-	-	-	-	-	-	-	-	(2.5)
	Miscellaneous expense (income)	2.8	1.2	1.4	1.7	1.3	0.5	(0.2)	(0.7)	7.1	0.9	(1.5)
	TRS FVAs	7.7	(51.5)	19.1	(97.4)	(113.3)	(61.4)	17.0	(104.1)	(122.1)	(261.8)	-
	FCC Transitional ADJ	(0.5)	0.4	-	-	-	-	-	-	(0.1)	-	(26.1)
	Adjustments for taxes	0.7	6.3	(6.5)	6.3	(3.2)	(17.1)	(15.7)	(0.7)	6.8	(36.7)	(4.6)
	Non-GAAP adjusted net earnings	$ 123.8	$ 130.2	$ 140.1	$ 161.2	$ 183.1	$ 218.8	$ 249.5	$ 295.4	$ 555.3	$ 946.8	$ 240.1
	As a percentage of revenue	5.0%	5.1%	5.3%	5.6%	5.7%	6.0%	6.2%	6.3%	5.2%	6.1%	3.3%
	Non-GAAP adjusted earnings per share - diluted	$ 1.04	$ 1.11	$ 1.20	$ 1.39	$ 1.58	$ 1.89	$ 2.16	$ 2.54	$ 4.73	$ 8.16	$ 1.94
Non-GAAP adjusted ROIC	GAAP Earnings from operations	$ 138.0	$ 202.6	$ 128.8	$ 272.5	$ 325.0	$ 314.4	$ 272.1	$ 458.3	$ 741.9	$ 1,369.8	$ 289.3
	Multiplier to annualize earnings	4	4	4	4	4	4	4	4	1	1	1
	Annualized GAAP earnings from operations	$ 552.0	$ 810.4	$ 515.2	$ 1,090.0	$ 1,300.0	$ 1,257.6	$ 1,088.4	$ 1,833.2	$ 741.9	$ 1,369.8	$ 289.3
	Average Net Invested Capital for the period	$ 2,325.5	$ 2,386.7	$ 2,384.0	$ 2,419.9	$ 2,581.6	$ 2,619.5	$ 2,611.4	$ 2,786.6	$ 2,381.1	$ 2,659.7	$ 2,011.4
	GAAP ROIC %	23.7%	34.0%	21.6%	45.0%	50.4%	48.0%	41.7%	65.8%	31.2%	51.5%	14.4%
	Non-GAAP adjusted EBIAT	$ 168.8	$ 173.6	$ 187.8	$ 214.7	$ 242.2	$ 282.3	$ 325.2	$ 386.3	$ 744.9	$ 1,236.0	$ 357.9
	Multiplier to annualize earnings	4	4	4	4	4	4	4	4	1	1	1
	Annualized non-GAAP adjusted EBIAT	$ 675.2	$ 694.4	$ 751.2	$ 858.8	$ 968.8	$ 1,129.2	$ 1,300.8	$ 1,545.2	$ 744.9	$ 1,236.0	$ 357.9
	Average Net Invested Capital for the period	$ 2,325.5	$ 2,386.7	$ 2,384.0	$ 2,419.9	$ 2,581.6	$ 2,619.5	$ 2,611.4	$ 2,786.6	$ 2,381.1	$ 2,659.7	$ 2,011.4
	Non-GAAP adjusted ROIC %	29.0%	29.1%	31.5%	35.5%	37.5%	43.1%	49.8%	55.5%	31.3%	46.5%	17.8%
	Net invested capital consists of:											
	Total assets	$ 5,924.8	$ 5,988.2	$ 5,834.9	$ 6,241.1	$ 6,606.7	$ 7,213.1	$ 8,260.0	$ 9,787.6	$ 6,241.1	$ 9,787.6	$ 5,625.5
	Less: cash	(398.5)	(423.3)	(303.0)	(313.8)	(305.9)	(595.6)	(378.0)	(535.7)	(313.8)	(535.7)	(374.5)
	Less: ROU assets (operating and finance leases)	(186.3)	(180.8)	(178.6)	(174.9)	(178.9)	(173.1)	(199.9)	(218.5)	(174.9)	(218.5)	(157.1)
	Less: accounts payable, accrued and other liabilities and provisions (excluding finance and operating lease liabilities) and income taxes payable	(2,981.6)	(2,969.2)	(3,000.3)	(3,265.7)	(3,445.4)	(3,882.0)	(5,021.7)	(6,120.7)	(3,265.7)	(6,120.7)	(3,005.0)
	Net invested capital at period end	$ 2,358.4	$ 2,414.9	$ 2,353.0	$ 2,486.7	$ 2,676.5	$ 2,562.4	$ 2,660.4	$ 2,912.7	$ 2,486.7	$ 2,912.7	$ 2,088.9
Non-GAAP free cash flow	GAAP cash provided by operations	$ 122.8	$ 143.4	$ 130.3	$ 152.4	$ 126.2	$ 250.6	$ 356.3	$ 410.9	$ 548.9	$ 1,144.0	$ 211.1
	Purchase of property, plant, and equipment, net of sales proceeds	(46.0)	(47.6)	(36.7)	(32.5)	(37.3)	(94.7)	(218.4)	(263.8)	(162.8)	(614.2)	(108.9)
	Non-GAAP free cash flow	$ 76.8	$ 95.8	$ 93.6	$ 119.9	$ 88.9	$ 155.9	$ 137.9	$ 147.1	$ 386.1	$ 529.8	$ 102.2

1) See "Non-GAAP Financial Measures".

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GAAP to non-GAAP Reconciliation…continued[1]

The following table sets forth a reconciliation of our non-GAAP adjusted effective tax rate to our GAAP effective tax rate for the periods indicated (in millions, except percentages). Adjusted tax expense is determined by excluding the tax effects of the non-core items, including our non-GAAP adjustments above, from our GAAP tax expense.

$US millions	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026	LTM Q2'25	LTM Q2'26	FY 2022
GAAP tax expense	$ 34.5	$ 37.8	$ 27.5	$ 46.3	$ 43.1	$ 33.8	$ 44.0	$ 72.8	$ 146.1	$ 193.7	$ 59.0
Earnings from operations	138.0	202.6	128.8	272.5	325.0	314.4	272.1	458.3	741.9	1,369.8	289.3
Finance Costs	(13.1)	(13.8)	(15.0)	(14.4)	(13.8)	(13.6)	(18.0)	(21.2)	(56.3)	(66.6)	(52.1)
Interest income	1.9	1.9	1.3	0.9	1.0	1.0	2.0	3.8	6.0	7.8	0.4
Miscellaneous Income (Expense)	(2.8)	(1.2)	(1.4)	(1.7)	(1.3)	(0.5)	0.2	0.7	(7.1)	(0.9)	1.5
	$ 124.0	$ 189.5	$ 113.7	$ 257.3	$ 310.9	$ 301.3	$ 256.3	$ 441.6	$ 684.5	$ 1,310.1	$ 239.1
GAAP effective tax rate[2]	28%	20%	24%	18%	14%	11%	17%	16%	21%	15%	25%
Adjusted tax expense (non-GAAP)	$ 33.8	$ 31.5	$ 34.0	$ 40.0	$ 46.3	$ 50.9	$ 59.7	$ 73.5	$ 139.3	$ 230.4	$ 63.6
Adjusted operating earnings (non-GAAP)	168.8	173.6	187.8	214.7	242.2	282.3	325.2	386.3	744.9	1,236.0	357.9
Finance Costs	(13.1)	(13.8)	(15.0)	(14.4)	(13.8)	(13.6)	(18.0)	(21.2)	(56.3)	(66.6)	(52.1)
Interest income	1.9	1.9	1.3	0.9	1.0	1.0	2.0	3.8	6.0	7.8	0.4
IRS Transitional ADJ	-	-	-	-	-	-	-	-	-	-	(2.5)
	$ 157.6	$ 161.7	$ 174.1	$ 201.2	$ 229.4	$ 269.7	$ 309.2	$ 368.9	$ 694.6	$ 1,177.2	$ 303.7
Adjusted effective tax rate (non-GAAP)[3]	21%	19%	20%	20%	20%	19%	19%	20%	20%	20%	21%

1) See "Non-GAAP Financial Measures".
2) Our GAAP effective tax rate is calculated as (i) GAAP tax expense divided by (ii) earnings from operations minus finance costs, net of interest income, and Miscellaneous Expense (Income).
3) Our adjusted effective tax rate (non-GAAP) is calculated as (i) adjusted tax expense (non-GAAP) divided by (ii) adjusted operating earnings (non-GAAP) minus finance costs, net of interest income, and, when applicable, IRS Transitional ADJ.

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